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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                             Computer Research, Inc.
                       (Name of Subject Company (Issuer))

                              CRI Acquisition, Inc.
                                 Rodger O. Riney
                       (Name of Filing Persons (Offeror))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    205327109
                      (CUSIP Number of Class of Securities)

                                 Rodger O. Riney
                              CRI Acquisition, Inc.
                          12855 Flushing Meadows Drive
                            St. Louis, Missouri 63131
                            (800) 888-1980, ext. 1101
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:
                                 Bryan W. Baker
                      Gardere Wynne Sewell & Riggs, L.L.P.
                           1000 Louisiana, Suite 3400
                            Houston, Texas 77002-5007
                                 (713) 276-5754






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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

         [x] third-party tender offer subject to Rule 14d-1.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


         This Amendment No. 1 to the Schedule TO is filed by CRI Acquisition, Inc., a Delaware corporation (the "Purchaser"), and Rodger O. Riney, the President, Treasurer, Secretary, sole director and sole shareholder of the Purchaser. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value, of Computer Research, Inc., a Pennsylvania corporation ("Computer Research"), at $2.42 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO filed by the Purchaser and Rodger O. Riney on August 4, 2000.

ITEM 1.  SUMMARY TERM SHEET.

         The second paragraph under the question "What are the most significant conditions to the offer?" in the Summary Term Sheet in the Offer to Purchase is hereby amended to read in its entirety as follows:

                  "We are also not required to accept for payment or pay for any tendered shares, or may terminate or amend the offer, if any of the following shall occur and be continuing before the expiration of the offer:"

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 3 is hereby amended and supplemented by the following:

         The information disclosed in "Certain Legal Matters" in the Offer to Purchase is incorporated by reference herein.

ITEM 4.  TERMS OF THE TRANSACTION.


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         The third paragraph of Section 14 of the Offer to Purchase is hereby amended to read in its entirety as follows:

                  "We are also not required to accept for payment or pay for any tendered shares, or may terminate or amend the offer, if any of the following shall occur and be continuing before the expiration of the offer:"


                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this amendment is true, complete and correct.


                                Date:    August 18, 2000


                                CRI ACQUISITION, INC.



                                By:  /s/ Rodger O. Riney
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                                         Rodger O. Riney
                                         President, Treasurer and Secretary


                                /s/ Rodger O. Riney
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                                Rodger O. Riney